File Number 082-02819

SEVERN TRENT
ENVIRONMENTAL LEADERSHIP

RECEIVED
2004 APR 19 A 10:05
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

09 February 2004

Severn Trent Plc
2297 Coventry Road
Birmingham B26 3PU
Tel 0121 722 4000
Fax 0121 722 4800
www.severntrent.com

Direct Line 44 121 722 4935
Direct Fax 44 121 722 4290
Our Ref. GLK

Securities & Exchange Commission
Office of International Corporation Finance
450 Fifth Street
Stop 3-2
Washington, DC 2
USA

04024411

SUPPL

Dear Sir/Madam

In reference to **File Number 082-02819**, please find enclosed a schedule detailing documents that have recently been released by Severn Trent Plc, together with copies of said documents.

Would you please acknowledge receipt of the documents, either by return of the enclosed copy letter or by email to Gemma.Knowles@stplc.com

Yours faithfully,

Gemma Knowles
Company Secretarial Assistant

Encl.

PROCESSED
APR 20 2004
THOMSON FINANCIAL

dw 4/19

RECEIVED
2004 APR 19 A 10:05
OFFICE OF INTERNATIONAL CORPORATE FINANCE

			Document released to:					
Document Details	Category	Document Date	LSE/ UKLA	Registrar of Companies	Shareholders	Press release	SEC	Comments
Notification of Directors Interests	SE Announcement	20-Jan-2004	✓				✓	Filed with SEC 20 January 2004
88(2) - Sharesave - 3,163 shares	Co House Forms	23-Jan-2004		✓				
288a - Appointment of John Smith as Director	Co House Forms	06-Jan-2004		✓				
EMTN - Pricing Supplement relating to issue (Severn Trent Water Utilities Finance Plc)	UKLA	22-Jan-2004	✓					
EMTN - Pricing Supplement relating to issue (Severn Trent Water Utilities Finance Plc)	UKLA	26-Jan-2004	✓					

22nd January, 2004

PRICING SUPPLEMENT

Severn Trent Water Utilities Finance Plc

Issue of JPY 5,000,000,000 1.015 per cent. Notes due 22nd January, 2009
Guaranteed by Severn Trent Water Limited
under the € 2,500,000,000
Euro Medium Term Note Programme

This document constitutes the Pricing Supplement relating to the issue of Notes described herein. Terms used herein shall be deemed to be defined as such for the purposes of the Terms and Conditions set forth in the Offering Circular dated 25th July, 2003. This Pricing Supplement is supplemental to and must be read in conjunction with such Offering Circular.

1.	(i)	Issuer:	Severn Trent Water Utilities Finance Plc
	(ii)	Guarantor:	Severn Trent Water Limited
2.	(i)	Series Number:	53
	(ii)	Tranche Number:	1
3.		Specified Currency or Currencies:	Japanese Yen ("JPY")
4.		Aggregate Nominal Amount:	
	(i)	Series:	JPY 5,000,000,000
	(ii)	Tranche:	JPY 5,000,000,000
5.	(i)	Issue Price:	100.00 per cent.
	(ii)	Net proceeds:	JPY 5,000,000,000
6.		Specified Denomination(s):	JPY 100,000,000
7.		Issue Date and Interest Commencement Date:	22nd January, 2004
8.		Maturity Date:	22nd January, 2009, subject to adjustment for payment only in accordance with the Modified Following Business Day Convention

9.	Interest Basis:	1.015 per cent. Fixed Rate (further particulars specified below)
10.	Redemption/Payment Basis:	Redemption at par
11.	Change of Interest Basis or Redemption/Payment Basis:	Not Applicable
12.	Put/Call Options:	Not Applicable
13.	(i) Status of the Notes:	Senior
	(ii) Status of the Guarantee:	Senior
14.	Listing:	London
15.	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16.	**Fixed Rate Note Provisions:**	Applicable
	(i) Rate(s) of Interest:	1.015 per cent. per annum payable in JPY annually in arrear
	(ii) Interest Payment Date(s):	22nd January in each year, commencing 22nd January, 2005
	(iii) Fixed Coupon Amount(s):	JPY 1,015,000 per Specified Denomination
	(iv) Broken Amount(s):	Not Applicable
	(v) Day Count Fraction:	30/360
	(vi) Determination Date(s):	Not Applicable
	(vii) Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17.	**Floating Rate Note Provisions:**	Not Applicable
18.	**Zero Coupon Note Provisions:**	Not Applicable
19.	**Index Linked Interest Note Provisions:**	Not Applicable
20.	**Dual Currency Note Provisions:**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

21.	Issuer Call:	Not Applicable
22.	Investor Put:	Not Applicable
23.	Final Redemption Amount:	Nominal Amount
24.	Early Redemption Amount(s) payable on redemption for taxation reasons or on event of default and/or the method of calculating the same (if required or if different from that set out in Condition 6(f)):	Condition 6(f) applies
25.	Put Event:	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

26.	Form of Notes:	Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive Notes on 60 days' notice only upon an Exchange Event
27.	Additional Financial Centre(s) or other special provisions relating to the Payment Dates:	London and Tokyo Payment Dates shall be adjusted in accordance with the Modified Following Business Day Convention
28.	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	Not Applicable
29.	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
30.	Details relating to Instalment Notes:	Not Applicable

31.	Redenomination applicable:		Not Applicable
32.	Other terms or special conditions:		Not Applicable

DISTRIBUTION

33.	(i)	If syndicated, names of Managers:	Not Applicable
	(ii)	Stabilising Manager (if any):	Not Applicable
34.	If non-syndicated, name of relevant Dealer:		Daiwa Securities SMBC Europe Limited
35.	Whether TEFRA D or TEFRA C rules applicable or TEFRA rules not applicable:		TEFRA D
36.	Additional selling restrictions:		Not Applicable

OPERATIONAL INFORMATION

37.	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant identification number(s):	Not Applicable
38.	Delivery:	Payment against delivery
39.	Additional Paying Agent(s) (if any):	Not Applicable

ISIN:	XS0183650737
Common Code:	018365073

LISTING APPLICATION

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the listing of the €2,500,000,000 Euro Medium Term Note Programme of Severn Trent Plc and Severn Trent Water Utilities Finance Plc.

RESPONSIBILITY

The Issuer and the Guarantor accepts responsibility for the information contained in this Pricing Supplement.

Signed on behalf of the Issuer:

By: ______________________
Duly authorised signatory

Signed on behalf of the Guarantor:

By: ______________________
Duly authorised signatory

PRICING SUPPLEMENT

26 January 2004

Severn Trent Water Utilities Finance Plc

Issue of CZK 410,000,000 Floating Rate Notes due January 2009
Guaranteed by Severn Trent Water Limited
under the €2,500,000,000
Euro Medium Term Note Programme

This document constitutes the Pricing Supplement relating to the issue of Notes described herein. Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular dated 25 July 2003. This Pricing Supplement is supplemental to and must be read in conjunction with such Offering Circular.

1.	(i)	Issuer:	Severn Trent Water Utilities Finance Plc
	(ii)	Guarantor:	Severn Trent Water Limited
2.	(i)	Series Number:	54
	(ii)	Tranche Number:	1
3.	Specified Currency or Currencies:		Czech Koruna ("**CZK**")
4.	Aggregate Nominal Amount:		
	(i)	Series:	CZK 410,000,000
	(ii)	Tranche:	CZK 410,000,000
5.	(i)	Issue Price:	100.00 per cent. of the Aggregate Nominal Amount of the Tranche
	(ii)	Net proceeds:	
6.	Specified Denominations:		CZK 100,000
7.	(i)	Issue Date and Interest Commencement Date:	28 January 2004

	[(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable
8.	Maturity Date:		28 January 2009
9.	Interest Basis:		6-month-CZK-PRIBOR + 0.22 per cent. Floating Rate
10.	Redemption/Payment Basis:		Redemption at par
11.	Change of Interest Basis or Redemption/ Payment Basis:		Not Applicable
12.	Put/Call Options:		Not Applicable
13.	[(i)]	Status of the Notes:	Senior
	[(ii)	Status of the Guarantee:	Senior
14.	Listing:		London
15.	Method of distribution:		Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16.	**Fixed Rate Note Provisions**		Not Applicable
17.	**Floating Rate Note Provisions**		Applicable
	(i)	Specified Period(s)/Specified Interest Payment Dates:	Payable semi-annually in arrear on 28 January and 28 July in each year, commencing on 28 July 2004
	(ii)	Business Day Convention:	Modified Following Business Day Convention
	(iii)	Additional Business Centre(s):	Prague, TARGET
	(iv)	Manner in which the Rate of Interest and Interest Amount is to be determined:	Screen Rate Determination
	(v)	Party responsible for calculating the Rate of Interest and Interest Amount (if not the Agent):	Not Applicable
	(vi)	Screen Rate Determination:	
	–	Reference Rate:	6-month-CZK-PRIBOR
	–	Interest Determination Date(s):	Second Praque Business days prior to the start of each Interest Period

–	Relevant Screen Page:	Reuters Page PRBO
(vii)	ISDA Determination:	No
–	Floating Rate Option:	
–	Designated Maturity:	
–	Reset Date:	
(viii)	Margin(s):	+0.22 per cent. per annum
(ix)	Minimum Rate of Interest:	Not Applicable
(x)	Maximum Rate of Interest:	Not Applicable
(xi)	Day Count Fraction:	Actual/360 - adjusted
(xii)	Fall back provisions, rounding provisions and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	

18.	**Zero Coupon Note Provisions**	Not Applicable
19.	**Index Linked Interest Note Provisions**	Not Applicable
20.	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

21.	Issuer Call:	Not Applicable
22.	Investor Put:	Not Applicable
23.	Final Redemption Amount:	Nominal Amount
24.	Early Redemption Amount(s) payable on redemption for taxation reasons or on event of default and/or the method of calculating the same (if required or if different from that set out in Condition 6(f)):	Condition 6 (f)
25.	Put Event:	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

26.	Form of Notes:	Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive Notes
27.	Additional Financial Centre(s) or other special provisions relating to Payment Dates:	Prague, TARGET
28.	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No.
29.	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
30.	Details relating to Instalment Notes:	
	(i) Instalment Amount(s):	Not Applicable
	(ii) Instalment Date(s):	Not Applicable
31.	Redenomination applicable:	Redenomination not applicable
32.	Other terms or special conditions:	Not Applicable

DISTRIBUTION

33.	(i) If syndicated, names of Managers:	Not Applicable
	(ii) Stabilising Manager (if any):	Not Applicable
34.	If non-syndicated, name of relevant Dealer:	Dresdner Bank AG London Branch
35.	Whether TEFRA D or TEFRA C rules applicable or TEFRA rules not applicable:	TEFRA D
36.	Additional selling restrictions:	Not Applicable

OPERATIONAL INFORMATION

37.	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant identification number(s):	Not Applicable
38.	Delivery:	Delivery against payment

39. Additional Paying Agent(s) (if any):

ISIN:	XS018 459 493 4
Common Code:	18 459 493 4

LISTING APPLICATION

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the listing of the ε2,500,000,000 Euro Medium Term Note Programme of Severn Trent Plc and Severn Trent Water Utilities Finance Plc.

RESPONSIBILITY

The Issuer and the Guarantor accept responsibility for the information contained in this Pricing Supplement.

Signed on behalf of the Issuer:

By: ....

Duly authorised

[Signed on behalf of the Guarantor:

By: ....

Duly authorised]

SEC

File number 082-02819

SECRETARIAT

Filed at ROC 06/01/04

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals

CHFP029

Company Number 2366619

Company Name in full Severn Trent Plc

Appointment form

	Day	Month	Year
Date of appointment	0 3	1 1	2 0 0 3
†Date of Birth	1 6	0 8	1 9 5 7

Appointment as director: X as secretary: [ ]

Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.

NAME
Notes on completion appear on reverse.

*Style / Title: MR *Honours etc:

Forename(s): JOHN

Surname: SMITH

Previous Forename(s): Previous Surname(s):

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985

††Usual residential address: CHILTERN COTTAGE, CHRISTMAS COMMON

Post town: WATLINGTON Postcode: OX49 5HL

County / Region: OXFORDSHIRE Country: ENGLAND

†Nationality: BRITISH †Business occupation: DIRECTOR OF COMPANIES

†Other directorships (additional space overleaf): SEE CONTINUATION PAGE

I consent to act as ** director / ~~secretary~~ of the above named company

Consent signature [signature] **Date** 29/12/2003

* Voluntary details.
† Directors only.
**Delete as appropriate

A director, secretary etc must sign the form below.

Signed [signature] **Date** 5.1.04

(** a ~~director~~ / secretary / ~~administrator~~ / ~~administrative receiver~~ / ~~receiver manager~~ / ~~receiver~~)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

THE COMPANY SECRETARY, SEVERN TRENT PLC, 2297 COVENTRY ROAD, BIRMINGHAM, B26 3PU

Tel

DX number DX exchange

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Form April 2002

Company Number 2366619

† Directors only. † Other directorships

BBC COMMERCIAL HOLDINGS LIMITED

BBC PENSION TRUST LIMITED

BBC PROPERTY DEVELOPMENT LIMITED

BBC PROPERTY INVESTMENT LIMITED

BBC PROPERTY LIMITED

DTV SERVICES LIMITED

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:
- for a married woman, the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was

- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number: 2366619

Company name in full: SEVERN TRENT PLC

1 of 1

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
	8	01	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	980	373	1810
Nominal value of each share	65 5/19p	65 5/19p	65 5/19p
Amount (if any) paid or due on each share *(including any share premium)*	4.73p	5.36p	5.68p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name Mr Simon Charles Cummins Address Flat 8A Arden Buildings Station Road Dorridge Solihull West Midlands UK Postcode B93 8EJ	Ordinary	373
Name Mr Paul William Hodgetts Address 68 Goldieslie Road Sutton Coldfield UK Postcode B73 5PG	Ordinary	292
Name Mr Christopher May Address 75 Bramdean Drive Leigh Park Havant Portsmouth Hants UK Postcode PO9 4RR	Ordinary	980
Name Mrs Valerie Mary Prattey, Dec'd Address 130 Shakespeare Drive Shirley Solihull West Midlands UK Postcode B90 2AR	Ordinary	188
Name Mr Dennis Arthur Purchase Address 11 Murdock Way Beechdale Estate Walsall UK Postcode W52 7LB	Ordinary	1330

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed [signature] **Date** 23.1.2004.

A director / secretary / administrator / administrative receiver / receiver manager / receiver *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Lloyds TSB Registrars, The Causeway
Worthing, West Sussex. BN99 6DA
ESP/ExC/LS/8714 Tel: 01903 833866
DX number DX exchange